October 26, 2018

VIA EDGAR

Mr. Karl Hiller, Branch Chief
Office of Natural Resources
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Bunge Limited
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 23, 2018
Form 10-Q for the Fiscal Quarter Ended March 31, 2018
Filed May 2, 2018
File No. 001-16625

Dear Mr. Hiller:

We are submitting this letter with reference to our discussions with the staff (the “Staff”) of the Securities and Exchange Commission in a conference call on October 24, 2018 regarding our disclosures related to revenue recognition.

1.	Expanded revenue recognition disclosure

In response to our discussion on the October 24 conference call and the Staff’s prior comment letters of August 1, 2018 and September 14, 2018, we are providing the draft expanded disclosure below of our accounting policy related to revenue recognition. This disclosure will be provided in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 and will then form a part of our accounting policy disclosure in our Annual Report on Form 10-K for the fiscal year ending December 31, 2018.

Revenue Recognition

The Company’s revenue comprises sales from commodity contracts that are accounted for under ASC 815, Derivatives and Hedging (ASC 815) and sales of other products and services that are accounted for under ASC 606, Revenue from Contracts with Customers (ASC 606). Additional information about the Company’s revenues can be found in Note 19: Segment Information.

Revenue from commodity contracts (ASC 815) - Revenue from commodity contracts primarily relates to forward sales of commodities in the Company’s Agribusiness segment, such as soybeans, soybean meal and oil, corn and wheat, which are accounted for as derivatives at fair value under ASC 815. These forward sales meet the definition of a derivative under ASC 815 as they have an underlying (e.g. the price of soybeans), a notional amount (e.g. metric tons), no initial net investment and can be net settled since the commodity is readily convertible to cash. Bunge does not apply the normal purchase and normal sale exception available under ASC 815 to these contracts. Certain of the Company’s sales in its Edible Oil Products, Milling Products, and Sugar and Bioenergy segments also qualify as derivatives, primarily sales of commodities like bulk soybean and canola oil, and raw sugar.

Revenue from commodity contracts is recognized in Net sales for the contracted amount when the contracts are settled at a point in time by transferring control of the commodity to the customer, similarly to revenue recognized from contracts with customers under ASC 606. From inception through settlement, these forward sales arrangements are recorded at fair value under ASC 815 with unrealized gains and losses recognized in Cost of goods sold and carried on the consolidated balance sheet as Current assets (see Note 7: Other Current Assets) or Current liabilities (see Note 10: Other Current Liabilities), respectively. Further information about the fair value of these contracts is presented in the Note 11: Financial Instruments and Fair Value Measurements.

Revenue from contracts with customers (ASC 606) - Revenue from contracts with customers accounted for under ASC 606 is primarily generated in the Edible Oil Products, Milling Products, Sugar and Bioenergy and Fertilizer segments through the sale of refined edible oil-based products such as packaged vegetable oils, shortenings, margarines and mayonnaise; milled grain products such as wheat flours, bakery mixes, corn-based products, and rice, certain sugar and bioenergy products, and fertilizer products. These sales are accounted for under ASC 606 as these sales arrangements do not meet the aforementioned criteria to be considered derivatives under ASC 815. These revenues are measured based on consideration specified in a contract with a customer, and exclude sales taxes, discounts related to promotional programs and amounts collected on behalf of third parties. The Company recognizes revenue from these contracts at a point in time when it satisfies a performance obligation by transferring control of a product to a customer, generally when legal title and risks and rewards transfer to the customer. Sales terms provide for transfer of title either at the time and point of shipment or at the time and point of delivery and acceptance of the product being sold. In contracts that do not specify the timing of transfer of legal title or transfer of significant risks and rewards of ownership, judgment is required in determining the timing of transfer of control. In such cases, the Company considers standard business practices and the relevant laws and regulations applicable to the transaction to determine when legal title or the significant risks and rewards of ownership are transferred.

The transaction price is generally allocated to performance obligations on a relative standalone selling price basis. Standalone selling prices are estimated based on observable data of the Company’s sales of such products and services to similar customers and in similar circumstances on a standalone basis. In assessing whether to allocate variable consideration to a specific part of the contract, the Company considers the nature of the variable payment and whether it relates specifically to its efforts to satisfy a specific part of the contract. Variable consideration is generally known upon satisfaction of the performance obligation.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in Cost of goods sold.

Warranties provided to customers are primarily assurance-type of warranties on the fitness of purpose and merchantability of the Company’s goods and services. The Company does not provide service-type warranties to customers.

Payment is generally due at the time of shipment or delivery, or within a specified time frame after shipment or delivery, which is generally 30-60 days. The Company’s contracts generally provide customers the right to reject any products that do not meet agreed quality specifications. Product returns and refunds are not material.

Additionally, the Company recognizes revenue in the Agribusiness segment from ocean freight and port services over time as the related services are performed. Performance obligations are typically completed within a fiscal quarter and any unearned revenue or accrued revenues are not material.

***********

On the October 24, 2018 conference call, we discussed contracts for which revenues are recognized over time, and we informed you that such contracts are limited to our Ocean Freight and Port Services activities in our Agribusiness segment. Revenues related to Ocean Freight and Port Services for the six-months ended June 30, 2018 totaled $241 million and $81 million, respectively, which represented approximately 1.4% and 0.5%, respectively, of total consolidated Net sales for the period. Correspondingly, contract assets and contract liabilities associated with unbilled or unearned revenues, respectively, on these services are also immaterial to Bunge’s consolidated balance sheet, since they represent less than 0.5% of our current liabilities. As the related revenues and balance sheet amounts are immaterial, we do not believe expanded disclosures relating to these revenues would be meaningful to investors beyond what is provided above.

2.	Other disclosures regarding ASC 815 revenues in the Company’s financial statements.

In addition to the revenue recognition accounting policy disclosure, the impact to the financial statements of the Company’s ASC 815 contracts are addressed in the following notes to the financial statements (references below are to the Quarterly Report on Form 10-Q for the six-month period ended June 30, 2018):

•
Unrealized gains on forward commodity sales accounted for under ASC 815 can be found on page 13 in Note 7. Other Current Assets within the line item Unrealized gains on derivative contracts at fair value (June 30, 2018 = $1,602 million).  In addition to forward sale arrangements, this line item includes forward purchases that qualify as derivatives and OTC derivatives.

•
Unrealized losses on forward commodity sales accounted for under ASC 815 can be found on page 16 in Note 10. Other Current Liabilities within the line item Unrealized losses on derivative contracts at fair value (June 30, 2018 = $1,695 million). In addition to forward sale arrangements, this line item includes forward purchases that qualify as derivatives and OTC derivatives.

•
These balance sheet amounts are further broken down by underlying risk type and fair value level in the table on page 18 in Note 11. Financial Instruments and Fair Value Measurements. Forward commodity sales are contained in the commodity risk line, along with forward purchases that qualify as derivatives and OTC derivatives on commodities used as hedges.

•
Unrealized gains and losses on forward sales are included in Cost of goods sold as disclosed in Note 11. Financial Instruments and Fair Value Measurements. On page 24, Cost of goods sold amounts from economic hedges with commodity risk includes unrealized gains and losses on forward sales, as well as gains and losses on forward purchases that qualify as derivatives, exchange traded and OTC derivatives, and unrealized gains and losses on readily marketable inventory (RMI), which is accounted for at fair value.

We hope that the foregoing has been responsive to the Staff’s questions. If you have any questions about this letter or require further information, please contact the undersigned at (914) 684-3407 or Carla Heiss at (914) 684-3427.

Sincerely,

/s/ Thomas M. Boehlert
Thomas M. Boehlert
Chief Financial Officer

cc: David G. Kabbes, Bunge Limited
Carla Heiss, Bunge Limited